Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 4, 2015, relating to the consolidated financial statements and financial statement schedule of inContact, Inc. and subsidiaries, and the effectiveness of inContact, Inc. and subsidiaries’ internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of inContact, Inc. and subsidiaries for the year ended December 31, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Salt Lake City, Utah

August 7, 2015